Exhibit 99.1

NEWS RELEASE

Fortuna CEO to present at Mining Forum Americas 2026

Vancouver, British Columbia, September 24, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that it will participate in Mining Forum Americas 2026, being held from September 27 to 30 at The Broadmoor in Colorado Springs, Colorado.

Jorge A. Ganoza, Fortuna’s Chief Executive Officer, Director, and co-founder, will present on Monday, September 28, at 11:00 a.m. MDT (1:00 p.m. ET). Investors and other interested parties are invited to attend.

A live webcast of the presentation will be available at https://mf.live/?play4616. A replay will be available at the same link following the presentation.

About Mining Forum Americas

Mining Forum Americas is the world’s oldest and largest gathering of precious commodity equities matched with their investors. Presented yearly since 1989, it showcases seven-eighths of the world’s publicly traded gold and silver companies when measured by production or reserves.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines, the feasibility-stage Diamba Sud Gold Project in Senegal, and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru. Fortuna is targeting an annualized production rate of approximately 500,000 gold equivalent ounces from the second half of 2028. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE COMPANY

Carlos Baca

Vice President, Investor Relations

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). Forward-looking Statements in this news release include statements that Fortuna is targeting an annualized production rate of approximately 500,000 gold equivalent ounces from the second half of 2028. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules, and economic returns; risks associated with mineral exploration and project development; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, successful completion and ramp-up of the Séguéla Mine expansion and commissioning and ramp-up of the Diamba Gold Sud Project, subject to a positive final investment decision; the accuracy of Fortuna’s current Mineral Resource and Mineral Reserve estimates; and that Fortuna’s activities will be conducted in accordance with its public statements and stated goals. Forward-looking Statements are made as of the date hereof, and Fortuna disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law.